Filed by Schlumberger N.V.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ChampionX Corporation
Filers SEC File No.: 001-38441
Date: April 10, 2024

On April 10, 2024, ChampionX Corporation (the “Company”) shared the following materials with certain employees of the Company.

Transaction communications toolkit for managers

As you may have seen, on April 2, 2024 we announced that ChampionX has agreed to be acquired by SLB in an all-stock transaction for a total enterprise value $8.2 billion. This is a strategic decision that advances our journey to build one of the best production-focused platforms in our industry. The transaction creates significant value for our shareholders through a premium 15% above the current share price as well as the opportunity to share in the upside of the combined company going forward.

We believe SLB’s resources and reach will enhance our production chemical, artificial lift, drilling technologies, digital and emissions expertise. Together, we’ll continue to be a leader in helping to provide energy to the world in an economically and environmentally sustainable way.

Your role as leaders

As leaders at ChampionX, you will play an important role in communicating with our employees about this transaction and what is means for them. Your teams will have questions, and we want to equip you to address as many of them as possible. This document and the linked materials are designed to assist you in these conversations.

Below and linked are the following:

•	The press release we and SLB issued at 6:35 AM CT / 7:35 AM ET on April 2, 2024;

•	An employee letter and employee FAQs that we distributed to all employees shortly after the press release was issued on April 2, 2024; and

•	Talking points for use with your teams (below).

Some of you may also receive additional talking points and other materials to assist in conversations with customers and other key stakeholders.

Communications guidelines

As you familiarize yourself with these materials, please keep in mind:

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Adhere to approved materials. The attached documents and messages have been approved by legal counsel. Therefore, it is important that you do not add to or alter these materials or any other communications you may receive regarding this announcement as doing so may trigger the need for notification to or filing requirements with the U.S. Securities and Exchange Commission.

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Be responsive and supportive. Your teams will look to you for guidance and context. How you talk about the transaction will influence how our employees and other stakeholders respond. Be sensitive to employees’ needs and listen to their concerns. Remain confident, positive and forward-looking about the news, and encourage them to do the same.

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Our priorities remain the same. While this transaction is big news, the April 2nd announcement was only day one. Until the transaction closes, ChampionX and SLB will continue to function as independent companies. Our business priorities, roles and responsibilities will continue in the normal course. Encourage employees to stay focused on their day-to-day responsibilities.

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It is important we speak with one voice. This announcement may lead to inquiries from the media or other third parties. Consistent with usual policies, please forward any inquiries you receive from investors to Byron Pope. Media inquiries should be sent to John Breed.

Answering questions

It is always okay to acknowledge that we don’t yet have all the answers. While we have created an FAQ document for employees, you will likely receive questions that you will not be able to answer directly at this time. In those situations, we recommend the following response:

“I understand why knowing the answer is important to you. At this point, we’re very early in the process and there are still many decisions to be made. We will answer your questions as quickly and completely as possible and will keep you informed of important developments to the extent that we can.”

Employee talking points

What was announced

•	We announced that ChampionX has agreed to be acquired by SLB in an all-stock transaction.

•	The transaction creates significant value for our shareholders as well as the opportunity to share in the upside of the combined company going forward.

•	This is a strategic decision that advances our journey to build one of the best production-focused platforms in our industry.

•	We believe SLB’s resources and reach will enhance our production chemical, artificial lift, drilling technologies, digital and emissions expertise.

•	Together, we believe we can offer superior technology, innovation and results to our customers.

•	We believe the combined portfolio will offer very differentiated and enhanced capabilities to solve customer problems and be positioned for long-term success as the industry continues to evolve.

•	SLB has a strong reputation for customer focus, technological capabilities, global reach and people development.

•	We believe they are a highly complementary partner that shares our vision for the future of the industry.

•	Importantly, we have been impressed by SLB’s commitment to maintaining what has made ChampionX so successful.

What this means for employees

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While we know this announcement may have come as a surprise and perhaps brings some uncertainty, we are committed to keeping you all informed as we move through this process, subject to applicable limitations.

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Until the closing of the transaction, which we currently anticipate occurring before the end of 2024, subject to the satisfaction or waiver of customary closing conditions, ChampionX and SLB will continue to function as independent companies.

•	Therefore, we must stay focused on delivering value for our customers and fulfilling our purpose.

•	There are no changes to day-to-day operations, reporting structures or your responsibilities during this time.

•	Remaining focused on your day-to-day responsibilities and on our shared goal of delivering advanced solutions to our customers is the best thing we can do.

•	An integration team will be established to work through the details and plan the post-closing organization and how best to bring our companies together.

Closing

•	We are proud of all that we have accomplished together. It is thanks to your hard work that we were able to enter into this value-enhancing transaction with SLB.

•	While there are still many details to be determined, rest assured that I am here to support you throughout this transition.

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Accordingly, as we continue to operate as separate entities until closing, you should not exchange confidential or competitively sensitive information (e.g., ChampionX pricing information, customer-specific contract or bid details, or strategy plans) with anyone at SLB.

•	Please refrain from reaching out directly to SLB employees in regard to the transaction.

•	Should you have any questions, please don’t hesitate to reach out.

•	As always, thank you for your continued commitment and dedication as we embark on this next chapter of our journey.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and ChampionX operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” “predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2024 and Part 1, Item 1A, “Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX, including the possibility that ChampionX stockholders will not adopt the merger agreement in respect of the proposed transaction; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including the adoption of the merger agreement in respect of the proposed transaction by ChampionX stockholders); other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX sells or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or ChampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus (each, as defined below) that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of ChampionX. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.

Participants in the Solicitation

SLB, ChampionX and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SLB, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in

SLB’s proxy statement for its 2024 Annual Meeting of Stockholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000130817924000033/lslb2024_def14a.htm ), which was filed with the SEC on February  22, 2024, including under the sections entitled “Director Compensation”, “Security Ownership by Management and Our Board”, “Compensation Discussion and Analysis”, “2023 Compensation Decisions and Results”, “Elements of 2023 Total Compensation”, “Long-Term Equity Incentive Awards”, “Executive Compensation Tables”, “Grants of Plan-Based Awards in 2023”, “Outstanding Equity Awards at Year-End 2023”, “Potential Payments Upon Termination or Change in Control” and “Pay vs. Performance Comparison” and SLB’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000095017024006884/slb-20231231.htm ), which was filed with the SEC on January 24, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Information about the directors and executive officers of ChampionX, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ChampionX’s proxy statement for its 2024 Annual Meeting of Shareholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/0001723089/000172308924000079/championx-20240401.htm ), which was filed with the SEC on April 3, 2024, including under the sections entitled “Executive Compensation Highlights”, “Director Compensation”, “2023 Director Compensation Table”, “Security Ownership of Certain Beneficial Owners and Management”, “Compensation Discussion and Analysis”, “Key Compensation Overview for 2023”, “Elements of Our Executive Compensation Program”, “Long-Term Equity Incentive Compensation”, “Additional Executive Compensation Governance Considerations”, “Executive Compensation Tables”, “Potential Payments upon Termination or Change-in-Control”, “Pay-versus-Performance” and ChampionX’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1723089/000172308924000011/championx-20231231.htm), which was filed with the SEC on February 6, 2024, including under the sections entitled “Item. 10 Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents from SLB or ChampionX using the sources indicated above.